

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

April 5, 2016

Via E-mail
Linda Zwobota
Chief Financial Officer and Treasurer
Lightbridge Corporation
11710 Plaza America Drive, Suite 2000
Reston, VA 20190

>   **Re: Lightbridge Corporation**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed March 25, 2016**
>   **File No. 001-34487**

Dear Ms. Zwobota:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief
Office of Real Estate and
Commodities

cc: David Crandall
       Hogan Lovells US LLP